EXHIBIT 23.1

A Partnership of Incorporated Professionals	Amisano Hanson Chartered Accountants
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use, in the Form 10-SB of Xcorporeal, Inc. (the “Company”), of our report of February 2, 2006, except as to Note 4 which is as of March 10, 2006. Our report dated February 2, 2006, except as to Note 4 which is as of March 10, 2006, contained additional comments that stated that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements did not include any adjustments that might result from the outcome of that uncertainty.

“AMISANO HANSON”
Chartered Accountants

Vancouver, BC, Canada
April 16, 2007

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net